UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Traubenberg, Neil D.
   Sundstrand Corporation
   4949 Harrison Avenue
   P.O. Box 7003
   Rockford, IL  61125-7003
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Tax
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |01/01/|F(1)| |55                |D  |$50.5625   |6,569.0441         |D     |---                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Restricted Stock Unit |        |     |    |V|           |   |(2)  |     | Common Stoc|       |       |1,200       |D  |---         |
(2)                   |        |     |    | |           |   |     |     |k           |       |       |            |   |            |
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Employee Nonqualified |        |     |    |V|           |   |(3)  |(3)  |Common Stock|       |       |16,000      |D  |---         |
Stock Option (Right to|        |     |    | |           |   |     |     |            |       |       |            |   |            |
 Buy)w/Tandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1)Shares withheld to pay taxes on vesting of restricted stock pursuant to exercise of tax withholding right under the Sundstrand Corporation Stock Incentive Plan in transaction exempt under Rule
16b-3.
(2)A restricted stock unit entitles the holder to receive one share of the Company's Common Stock when the restrictions lapse and the unit has become payable. Restrictions lapse on 20% of the restricted stock units on each of the fifth through ninth anniversary dates of the original date of grant. The 1,200 restricted stock units were granted on December 8, 1998.
(3)Previous grants to the Reporting Person of options to buy Common Stock under the Company's Stock Incentive Plan in transaction exempt under Rule 16b-3(d). Options become exercisable at the rate of 25% of each grant on the second through fifth anniversary dates of December 8, 1998. The tax withholding right permits a participant to elect, subject to the approval of the Compensation Committee, to satisfy the tax withholding requirement, in whole or in part, by having the Company withhold shares equal to the tax. Of the 16,000 stock options held by the Reporting Person, 625 first became exercisable on each of December 1, 1994, December 1, 1995, December 1, 1996, and December 1, 1997, all with an exercise price of $19.3125 and an expiration date of December 1, 2002; 625 options first became exercisable on each of November 15, 1996, November 15, 1997, and November 15,
1998, and 625 options will become exercisable on November 15, 1999, all with an exercise price of $22.375 and an expiration date of November 15, 2004; 750 options first became exercisable on November 19, 1998, and 750 options will become exercisable on each of November 19, 1999, November 19, 2000, and November 19, 2001, all with an exercise price of $38.9375 and an expiration date of November 19, 2006; 750 options will become exercisable on each of November 18, 1999, November 18, 2000, November 18, 2001, and November 18, 2002, all with an exercise price of $51.3125 and an expiration date of November 18, 2007; and 1,250 options will become exercisable on each of December 8, 2000, December 8, 2001,
December 8, 2002, and December 8, 2003, all with an exercise price of $50.5938 and an expiration date of December 8, 2008. All of the nonexercisable stock options, in the event of a "Change of Control" as defined in the Plan under which they were granted, may become immediately exercisable unless specifically prohibited by the terms of applicable law.